Exhibit

Exhibit Description

99.1	Announcement on 2015/04/27: Represent major subsidiary UMC Group (USA) to announce the change of director

99.2	Announcement on 2015/04/29: Important Resolutions from 12th term 25th Board Meeting

99.3	Announcement on 2015/04/29: UMC announced its operating results for the first quarter of 2015

99.4	Announcement on 2015/05/11: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce the BOD resolved to change the merger record date with MOTECH INDUSTRIES, INC.

99.5	Announcement on 2015/05/18: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2015/05/18: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

99.7	Announcement on 2015/05/19: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2015/05/21: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2015/05/08: April Revenue

99.10	Announcement on 2015/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent major subsidiary UMC Group (USA) to announce the change of director

1. Date of occurrence of the change: 2015/04/27
2. Name and resume of the replaced person: Not applicable
3. Name and resume of the replacement: Chitung Liu, Chief financial officer of UMC
4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ): new appointment
5. Reason for the change: To increase one seat of director
6. Number of shares held by the new director at the time of appointment: Not applicable
7. Original term (from        to       ): Not applicable
8. Effective date of the new appointment: 2015/04/27
9. Rate of turnover of directors of the same term: Not applicable
10. Any other matters that need to be specified: None

Exhibit 99.2

Important Resolutions from 12th term 25th Board Meeting

1. Date of occurrence of the event: 2015/04/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved 1Q 2015 Financial Statement. The Company’s consolidated revenue for the first quarter of 2015 was NT$37,650 million and net income attributable to the stockholders of the parent was NT$3,980 million, with EPS of NT$0.32.

(2) Approved this round’s capital budget execution of NTD 29,659 million towards capacity deployment for UMC group.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.3

UMC announced its operating results for the first quarter of 2015

1. Date of occurrence of the event: 2015/04/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

UMC Reports First Quarter 2015 Results

28nm contribution reaches 9% of sales; total shipments in 2Q expected to remain firm

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2015.

Revenue was NT$37.65 billion, with gross margin at 24.3% and operating margin at 10.9%. Net income attributable to the stockholders of the parent was NT$3.98 billion, with earnings per ordinary share of NT$0.32.

Mr. Po-Wen Yen, CEO of UMC, said “In the first quarter of 2015, our foundry revenue grew to NT$36.00 billion. Overall capacity utilization remained at 93%, bringing wafer shipments to 1.48 million 8-inch equivalent wafers. While 8” fabs continued to run at full capacity, 12” fabs recorded higher wafer shipments during 1Q15. Revenue contribution from 28nm and 40nm increased to 9% and 24% respectively, reflecting strong wafer demand for our leading edge technologies that helped enhance blended wafer ASP. For 2Q15, we anticipate wafer shipments to remain at similar levels as 1Q15, despite end-market uncertainties and customer inventory adjustments. We will pay close attention to market developments and adapt to any possible changes that may unfold. While progress continues on advanced logic, we have also qualified 55nm low power embedded flash IP from SST and Faraday to target auto, general purpose MCU, SIM/smartcard and Internet of Things (IoT) IC designs.

The proliferation of connected devices will help UMC to realize more growth opportunities as these products will adopt our comprehensive logic/mixed-mode and specialty technologies.”

CEO Yen continued, “With regards to UMC’s global expansion progress, in March we held a groundbreaking ceremony in Xiamen, China to kick-off the construction of our new 12” fab project. When the building structure is completed, we expect the fab cleanroom to be ready for equipment move-in by 2Q 2016, with initial production scheduled for late 2016. For our flagship 12” Tainan fab, we recently held a public earth day event to promote environmental awareness to the community.

As Taiwan experiences the worst drought in 10 years, UMC has committed to adopt more stringent measures on water & energy conservation and step up our efforts on waste reduction. With UMC’s effective conservation infrastructure in place, our fabs’ water recycling efficiency has reached up to 88%, saving more than 20 million tons of water in 2014. We have set higher goals to further reduce resource use by an additional 10% over current levels by 2020. In addition, UMC’s Board of Directors proposed a dividend payout of NT$0.55 per share for fiscal 2014, which strikes a balance between business expansion and return on shareholder equity. We believe our commitment to manufacturing excellence with a focus on global expansion will secure UMC’s long-term returns and enhance profitability to ensure shareholder value.”

Second Quarter of 2015 Outlook & Guidance :

Foundry Segment Wafer Shipments: To remain flat

Foundry Segment ASP in US$: To remain flat

Foundry Segment Profitability: Gross profit margin will be in the mid-20 percentage range

Foundry Segment Capacity Utilization: Approximately 90%

2015 CAPEX for Foundry Segment: US$1.8bn

Guidance to New Business Segment: Revenue to be approximately NT$1.75bn and operating loss to be approximately NT$280mn

8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.4

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce the BOD resolved to change the merger record date with MOTECH INDUSTRIES, INC.

1. Date of occurrence of the event: 2015/05/11
2. Date of the original public announcement and reporting: 2014/12/26
3. Summary of the content originally publicly announced and reported:

The merger record date is tentatively scheduled on July 1, 2015.

4. Reason for, and major content of, the change: Because the merger has been approved by the competent authority and in order to emerge the benefit of the merger as soon as possible, TOPCELL SOLAR INTERNATIONAL CO., LTD. and MOTECH INDUSTRIES, INC. decide to change the merger record date on June 1, 2015.
5. Effect on the Company’s finances and business after the change: No material effect.
6. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/04/28~2015/05/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $568,271,034 NTD; total transaction price: $568,271,034 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment
2. Date of the occurrence of the event: 2015/03/23~2015/05/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; Average unit price: NT$8,576,694,912; Total transaction price: NT$8,576,694,912
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): L&K ENGINEERING (SUZHOU) CO.,LTD.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Transaction: price negotiation; The reference basis for the decision on price: market price; The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount::Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/02/25~2015/05/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $664,678,501 NTD; total transaction price: $664,678,501 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/04/02~2015/05/21
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $704,789,476 NTD; total transaction price: $704,789,476 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation
May 8, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
April	Net sales	13,020,513	11,528,740	1,491,773	12.94%
Year-to-Date	Net sales	50,670,157	43,222,325	7,447,832	17.23%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	45,085,932
Note: On December 24, 2015, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

Exhibit 99.10

United Microelectronics Corporation
For the month of April, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of March	Number of shares as
Title	Name	31, 2015	of April 30, 2015	Changes
Chairman	Stan Hung	14,261,452	14,440,452	180,000
CEO	Po-Wen Yen	2,508,917	576,406	180,000
Senior Vice President	Jann-Hwa Shyu	375,380	495,380	120,000
Vice President	JJ Lee	0	45,000	45,000
Vice President	S C Chien	1,504,648	1,594,648	90,000
Vice President	SR Sheu	1,408,892	1,498,892	90,000
Vice President	M L Liao	1,585,809	1,675,809	90,000
Vice President	Jin Jwang Wu	14,000	104,000	90,000
Chief Human Resource	Eric Chen	95,557	185,557	90,000
Officer
Vice President	Steve Wang	46,000	136,000	90,000
Vice President	Arthur Kuo	21,000	111,000	90,000
Vice President	T R Yew	99,022	189,022	90,000
Vice President	C C Hsu	462,068	552,068	90,000
Associate Vice President	H B Lu	550,425	610,425	60,000
Associate Vice President	Le Tien Jung	0	60,000	60,000
Associate Vice President	S F Tzou	1,469,108	1,529,108	60,000
Associate Vice President	Ji Fu Kung	150,741	480,741	330,000
Associate Vice President	Jerry CJ Hu	20,000	80,000	60,000
Associate Vice President	Jerry Chang	40,000	100,000	60,000
Associate Vice President	Yau Kae Sheu	0	60,000	60,000
Associate Vice President	Y S Shen	40,000	100,000	60,000
Associate Vice President	J Y Wu	290,191	350,191	60,000
Associate Vice President	Osbert Cheng	938	60,938	60,000
Associate Vice President	Max Chao	280,000	340,000	60,000
Associate Vice President	G C Hung	300,791	360,791	60,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Number of
		shares pledged as	Number of shares
		of	pledged as of
Title	Name	March 31, 2015	April 30, 2015	Changes
Vice President	S C Chien	0	1,500,000	1,500,000